Exhibit 99.1

EVOGENE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		June 30,	December 31,
		2026	2025
	Note	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$9,316	$12,956
Restricted cash		35	32
Trade receivables		384	317
Other receivables and prepaid expenses	4	1,026	1,565
Deferred expenses related to issuance of warrants		-	551
Inventories		93	210

		10,854	15,631
LONG-TERM ASSETS:
Long-term deposits and other receivables		531	571
Investment accounted for using the equity method		-	43
Deferred expenses related to issuance of warrants		-	1,165
Right-of-use-assets		1,558	1,824
Property, plant and equipment, net		497	812

		2,586	4,415

TOTAL ASSETS		$13,440	$20,046

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$394	$639
Employees and payroll accruals		911	861
Lease liabilities		668	716
Liabilities in respect of government grants	5	89	56
Deferred revenues and other advances		21	17
Warrants liability	6	659	706
Other payables		302	449

		3,044	3,444
LONG-TERM LIABILITIES:
Lease liabilities		1,433	1,482
Liabilities in respect of government grants	5	3,130	3,073
Deferred revenues and other advances		65	72

		4,628	4,627

TOTAL LIABILITIES		$7,672	$8,071

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized – 30,000,000 ordinary shares; Issued and outstanding – 13,535,843 ordinary shares on June 30, 2026 and 8,718,193 ordinary shares on December 31, 2025		804	488
Share premium and other capital reserves		286,100	281,986
Accumulated deficit		(290,194)	(282,556)

Equity attributable to equity holders of the Company		(3,290)	(82)

Non-controlling interests		9,058	12,057

TOTAL EQUITY		5,768	11,975

TOTAL LIABILITIES AND EQUITY		$13,440	$20,046

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

		Six months ended June 30,
		2026	2025(*)
	Note	Unaudited

Revenues	3	$681	$2,877
Cost of revenues		336	1,653

Gross profit		345	1,224

Operating expenses (income):
Research and development, net		2,938	3,502
Sales and marketing		708	703
General and administrative		1,984	2,063
Other expenses (income)		102	(191)

Total operating expenses, net		5,732	6,077

Operating loss		(5,387)	(4,853)

Financing income		2,304	1,839
Financing expenses		(4,045)	(1,011)

Financing income (loss), net		(1,741)	828

Share of loss from equity accounted investment		(43)	(66)

Loss before taxes on income		(7,171)	(4,091)
Taxes on income		-	1

Loss from continuing operations		(7,171)	(4,092)
Loss from discontinued operations, net	9	(492)	(3,579)

Loss		$(7,663)	$(7,671)

Attributable to:
Equity holders of the Company		(7,638)	$(7,050)
Non-controlling interests		$(25)	(621)

		$(7,663)	$(7,671)

Basic and diluted loss per share from continuing operations, attributable to equity holders of the Company		$(0.63)	$(0.58)
Basic and diluted loss per share from discontinued operations, attributable to equity holders of the Company		$(0.04)	$(0.43)
Basic and diluted loss per share, attributable to equity holders of the Company		$(0.67)	$(1.01)
Weighted average number of ordinary shares used in computing basic and diluted loss per share		11,399,700	7,012,031

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2026	$488		$281,986		$(282,556)	$(82)	$12,057	$11,975

Loss	-		-		(7,638)	(7,638)	(25)	(7,663)

Issuance of ordinary shares, net of issuance expenses	97		708		-	805	-	805

Exercise of warrants	219		3,021		-	3,240	-	3,240

Forfeiture of non-controlling interests regarding share-based compensation	-		284		-	284	(284)	-

Dividend to non-controlling interests	-		-		-	-	(2,672)	(2,672)

Restricted share units (“RSUs”) vested	*	)	*	)	-	* )	-	* )

Share-based compensation and RSUs	-		101		-	101	(18)	83

Balance as of June 30, 2026	$804		$286,100		$(290,194)	$(3,290)	$9,058	$5,768

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2025	$363		$272,257		$(274,071)	$(1,451)	$16,289	$14,838

Loss	-		-		(7,050)	(7,050)	(621)	(7,671)

Issuance of ordinary shares, net of issuance expenses	110		4,173		-	4,283	-	4,283

Exercise of pre-funded warrants	15		374		-	389	-	389

Exercise of subsidiary options	-		75		-	75	(75)	-

RSUs vested	*	)	*	)	-	* )	-	*	)

Share-based compensation and RSUs	-		204		-	204	332	536

Balance as of June 30, 2025	$488		$277,083		$(281,121)	$(3,550)	$15,925	$12,375

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025(*)
	Unaudited
Cash flows from operating activities

Loss from continuing operations	$(7,171)	$(4,092)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	334	507
Impairment of property, plant and equipment	116	-
Share-based compensation	93	445
Remeasurement of convertible SAFE	-	(345)
Net financing expenses (income)	8	156
Gain from sale of property, plant and equipment	(14)	(194)
Revaluation of government grants	9	-
Amortization of deferred expenses related to issuance of warrants	1,716	656
Remeasurement of pre-funded warrants and warrants	(2,108)	(1,318)
Expenses related to warrants inducement transaction	2,095	-
Share of loss of an associate	43	67
Taxes on income	-	1

	2,292	(25)
Changes in asset and liability items:

Increase in trade receivables	(67)	(63)
Decrease in other receivables and prepaid expenses	258	1,287
Decrease (increase) in inventories	117	(601)
Decrease in trade payables	(125)	(164)
Increase (decrease) in employees and payroll accruals	61	(109)
Decrease in other payables	(101)	(298)
Decrease in deferred revenues and other advances	(3)	(351)

	140	(299)

Cash received (paid) during the period for:

Interest received	200	176
Interest paid	(84)	(151)
Taxes paid	(5)	(11)

Net cash used in continuing operating activities	(4,628)	(4,402)

Net cash used in operating activities of discontinued operations	(300)	(3,081)

Net cash used in operating activities	$(4,928)	$(7,483)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025(*)
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(11)	$(122)
Proceeds from sale of property, plant and equipment	112	-
Proceeds from finance sub-lease asset	33	17
Investment in bank deposits, net	-	(1,001)

Net cash provided by (used in) continuing investing activities	134	(1,106)
Net cash used in investing activities of discontinued operations, mainly due to investment in bank deposits, net	-	(2,328)
Net cash provided by (used in) investing activities	$134	$(3,434)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	$805	$4,283
Proceeds from issuance of ordinary shares in warrant inducement transaction, net of issuance expenses	3,206	-
Repayment of lease liability	(213)	(228)
Dividend paid by subsidiary to non-controlling interests	(2,672)	-
Proceeds from government grants	101	-
Repayment of government grants	(20)	(122)

Net cash provided by continuing financing activities	1,207	3,933
Net cash provided by (used in) financing activities of discontinued operations	(50)	57
Net cash provided by financing activities	1,157	3,990

Exchange rate differences - cash and cash equivalent balances	(3)	25

Decrease in cash and cash equivalents	(3,640)	(6,902)
Cash and cash equivalents, beginning of the period	12,956	15,301

Cash and cash equivalents presented in assets held for sale	-	(70)

Cash and cash equivalents, end of the period	$9,316	$8,329

Significant non-cash activities
Acquisition of property, plant and equipment	$-	$11
Right-of-use assets recognized with corresponding lease liability	$15	$207
Exercise of pre-funded warrants	-	$389
Derecognition of property, plant and equipment under a finance lease	-	$13

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: – GENERAL

a.	Evogene Ltd. (“Evogene” and together with its subsidiaries, the “Company”) was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun off as an independent corporation under the laws of the State of Israel and changed its name to Evogene Ltd. The Company’s shares have been listed for trading on the Tel Aviv Stock Exchange since 2007, on the New York Stock Exchange from November 2013 until December 2016, and on the Nasdaq Stock Market since December 2016.

Evogene is a computational biology and chemistry company focused on the development of life-science products utilizing its computational predictive biology platforms. The Company has established three technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – focused on the discovery and development of products based on microbes, small molecules and genetic elements, respectively.

During 2025, the Company commenced the implementation of a strategic shift to focus its efforts on developing products based on small molecules. As a result, the Company has focused its activities mainly on ChemPass AI, deployed across the pharmaceutical and agricultural industries, and streamlined activities outside its focus areas.

The Company has the following direct and indirect subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Casterra Kenya Limited, Evogene Inc., Biomica Ltd.(“Biomica”), AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. focuses on the development and sales of improved castor seeds and grains for industrial uses. In March 2025, Casterra incorporated Casterra Kenya Limited, a wholly owned subsidiary, which is currently in the process of dissolution. The Company is in the process of incorporating a wholly owned subsidiary in Brazil Casterra Ltda.

Evogene Inc. was incorporated in Delaware, United States, in 2006 and from 2015 to 2019 was engaged in research and development in the field of insect control. As of June 30, 2026, the company is inactive.

Biomica Ltd. was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics. On February 4, 2026, Biomica entered into an exclusive worldwide licensing agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd. (“Lishan Biotech”) for BMC128, a microbiome-based therapeutic developed by Biomica. Under the agreement, Biomica is eligible to receive development and sales milestone payments and royalties, subject to certain conditions. Following the licensing agreement and the completion of the BMC128 Phase 1 clinical study, Biomica concluded its ongoing operations. Accordingly, beginning in the second quarter of 2026, Biomica’s results are presented as discontinued operations in the consolidated statements of profit or loss. During the second quarter of 2026, Biomica distributed a $2,700 dividend to its shareholders, of which $1,350 was paid to non-controlling interests.

AgPlenus Ltd. focuses on the development of crop protection products by leveraging predictive biology. On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc. which was dissolved as of May 26, 2026.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biological products. In 2019, Lavie Bio Ltd. incorporated two wholly owned US subsidiaries: Lavie Bio Inc., and Lavie Tech Inc. Lavie Tech Inc. wholly owns Taxon Biosciences, Inc.

Lavie Bio Inc., Lavie Tech Inc. and Taxon Biosciences, Inc. were dissolved as of May 26, 2026.

In April 2025, Lavie Bio entered into an agreement pursuant to which Dead Sea Works Ltd. (an affiliate of ICL Group Ltd., or ICL) agreed to acquire the majority of its activities for approximately $15,250. As part of the transaction, ICL also agreed to acquire Evogene’s MicroBoost AI technology engine for agriculture platform for approximately $3,464. The transaction was completed in July 2025 (see also Note 9(a)). Lavie Bio’s results of operations have been presented as discontinued operations. During the second quarter of 2026, Lavie Bio distributed a $4,250 dividend to its shareholders, of which $1,322 was paid to non-controlling interests.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: – GENERAL (Cont.)

Canonic was engaged in the development of medical cannabis products and ceased its activities during 2024.

The Company also holds approximately 32% of the share capital of Finally Foods Ltd. and accounts for this investment using the equity method.

The Company operates in three segments: Agriculture, Industry and Human (see Note 8).

b.	During the periods presented, the Company principally derived its revenues from collaboration agreements, agricultural services provided through Evogene’s farm operations and castor seed sales (primarily during 2025) (see Note 3). For revenues from major customers, see Note 8(d).

The Company has a history of losses and incurred operating losses of $5,387 and $4,853 during the six-month periods ended June 30, 2026 and 2025, respectively. Loss from discontinued operations, net for the six-month periods ended June 30, 2026 and June 30, 2025 was $492 and $3,579, respectively.

The Company's management and board of directors are of the opinion that the Company’s current and expected financial resources will be sufficient to continue the development of the Company's products for the foreseeable future. The Company has plans to improve operating cash flows by entering other collaborations, strategic alliances or licensing arrangements with third parties and also by exploring exit opportunities for certain subsidiaries. The Company may seek to raise additional funds through public or private equity or debt financings or other sources.

c.	On February 10, 2026, Evogene entered into an inducement offer letter agreement with an existing institutional investor of Evogene (the “Holder”), pursuant to which the Holder agreed to exercise for cash 3,384,616 existing warrants issued in August 2024 (the “Existing Warrants”) at a reduced exercise price of $1.00 per share. In addition for the exercise, Evogene issued to the Holder 5,076,924 new ordinary share purchase warrants (the “New Warrants”), exercisable at $1.25 per share. The Company received aggregate gross proceeds of approximately $3,385, before deducting placement agent fees and other offering expenses.

The New Warrants were classified as a liability in the consolidated interim statements of financial position, initially recorded at fair value and subsequently remeasured at each reporting date using the Black-Scholes option pricing model. As a result of the warrant inducement transaction, the full amortization of deferred expenses related to the issuance of the Existing Warrants and the subsequent remeasurement to fair value, the Company recorded financial expenses of approximately $3,811 and financial income of approximately $2,108 during the six-month period ended June 30, 2026. See also Note 6.

On June 11, 2026 the Company entered into a Sales Agreement (the “Sales Agreement”), with Alliance Global Partners as selling agent to offer and sell Evogene’s ordinary shares in an at-the-market (“ATM”) offering of up to $2,927. On July 17, 2026, the aggregate offering price was increased to up to $3,288. During June 2026, the Company issued 1,431,386 ordinary shares pursuant to the Sales Agreement, with a weighted average selling price of $0.582 per share, resulting in gross proceeds of approximately $833. See also Note 10.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements for the six months ended June 30, 2026 have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.”

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2025, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2026.

The accompanying interim consolidated statement of financial position as of June 30, 2026, the consolidated interim statements of profit or loss, the consolidated interim statements of changes in equity and the consolidated interim statements of cash flows for the six months ended June 30, 2026 and 2025 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and applicable rules and regulations of the SEC regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2026 and December 31, 2025, as well as its results of operations and cash flows for the six months ended June 30, 2026 and 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2025 annual consolidated financial statements.

A discontinued operation is a component of the Company that represents a separate major line of business operation or geographical area of operations that either has been disposed of or is classified as a discontinued operation.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: - REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The following table disaggregates Company’s revenues by timing of revenue recognition:

	Six months ended June 30,
	2026	2025(*)
	Unaudited

Revenue recognized at a point in time, attributable to industrial segment	$106	$2,166
Revenue recognized over time, attributable to agriculture and unallocated segment (see also Note 8)	575	711

	$681	$2,877

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

NOTE 4: - OTHER RECEIVABLES AND PREPAID EXPENSES

	June 30, 2026	December 31, 2025
	Unaudited	Audited

Government authorities	$128	$202
Grant receivables	-	153
Prepaid expenses	285	504
Other	613	706

	$1,026	$1,565

NOTE 5: - LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	June 30, 2026	December 31, 2025
	Unaudited	Audited

Balance at January 1,	$3,129	$4,650
Grants received	101	106
Royalties paid	(20)	(461)
Amounts recorded in profit or loss	9	(1,166)

	$3,219	$3,129

The Company received research and development grants from the Israel Innovation Authority (“IIA”) and undertook to pay royalties of 3%-4% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received (including accrued interest). As of June 30, 2026, the Company had received cumulative grants amounting to $9,856 (including accrued interest), of which $4,376 were repaid to date.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: - FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other receivables, long term deposits, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liabilities in respect of government grants is measured using a discount rate that reflects the applicable market rate of interest at the date the grants are received, which approximates the fair value at the respective balance sheet date.

The fair value of lease liability is measured using a discount rate that reflects the Incremental Borrowing Rate (IBR) of interest at the date of the contract.

The fair value measurement of the warrants liability described in Note 1(c) is classified within Level 3 of the fair value hierarchy. The warrants liability was initially measured at fair value as of the transaction date and is subsequently remeasured at each reporting date using the Black-Scholes option pricing model. The following assumptions were used in measuring the fair value of the warrants during the period from the issuance date through June 30, 2026:

Dividend yield (%) - 0%

Expected volatility of the share prices (%) – 83.34 – 95.16

Risk-free interest rate (%) – 3.43 – 4.18

The following table provides a reconciliation of warrants and prefunded warrants liabilities measured at fair value:

	June 30, 2026	December 31, 2025
	Unaudited	Audited

Balance on January 1,	$706	$2,876
Change in fair value of pre-funded warrants	-	(136)
Exercise of pre-funded warrants	-	(389)
Change in fair value of Existing Warrants	(110)	(1,645)
Modification of Existing Warrants	(562)	-
Exercise of Existing Warrants	(34)	-
Initial recognition of New Warrants	2,657	-
Change in fair value of New Warrants	(1,998)	-

	$659	$706

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: - SHARE-BASED COMPENSATION

i.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Six months ended June 30,
	2026	2025
	Unaudited

Share-based compensation - Attributable to equity holders of the Company	$101	$204
Share-based compensation - Attributable to non-controlling interests (*)	(18)	332

	$83	$536

(*) Share-based compensation expenses (income) related to discontinued operations in the total amount of $(10) and $91 for the six months period ended June 30, 2026 and 2025, respectively, are included in the loss from discontinued operations, net in the interim consolidated statements of profit or loss.

Evogene maintains two share option and equity incentive plans: the Evogene Ltd. 2013 Share Option Plan and the Evogene Ltd. 2021 Share Incentive Plan (the “2021 Plan”). All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares which generally expire 10 years from the grant date.

ii.	Evogene share-based payment plan for employees, directors and consultants:

During the six months ended June 30, 2026 and 2025, the board of directors of Evogene approved to grant to its employees, directors and consultants an aggregate of 295,250 and 213,500 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $117 and $174, respectively. On May 19, 2026, the Board of Directors approved a modification to the performance conditions applicable to 107,200 performance-based options previously granted to the Company’s President and Chief Executive Officer. The modification replaced certain original performance targets and introduced an alternative market-based vesting condition based on the Company’s share price.

iii.	Evogene share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and changes to the number of outstanding options held by employees, consultants and directors of Evogene under the applicable plans, as of June 30, 2026 and June 30, 2025 and over the course of the periods then ended:

	2026		2025
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	656,650	9.40	594,088	18.72
Granted	295,250	0.95	213,500	1.70
Exercised	-	-	-	-
Forfeited/Expired	(86,725)	9.71	(71,986)	45.90

Outstanding on June 30,	865,175	5.84	735,602	12.30

Exercisable at June 30,	330,500	13.03	323,683	24.70

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: - SHARE-BASED COMPENSATION (Cont.)

The fair value of Company share options granted to employees, directors and consultants for the six months ended June 30, 2026 and 2025 was estimated using the binomial model with the following assumptions:

	2026	2025

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	60	55
Risk-free interest rate (%)	3.75	4.46
Suboptimal factor	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-20	5-20

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

iv.	Evogene RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. No restricted shares or RSUs were granted during the six months ended June 30, 2026 and 2025.

The following table summarizes the number of RSUs, the weighted average grant date fair value and the changes to the number of outstanding RSUs held by employees, consultants and directors of Evogene under the 2021 Plan as of June 30, 2026 and June 30, 2025 and during the periods then ended:

	2026		2025
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1,	5,662	7.57	19,806	11.87
Granted	-	-	-	-
Vested	(1,648)	8.09	(4,991)	15.70
Forfeited	(1,313)	7.75	(2,135)	12.00

Outstanding on June 30,	2,701	8.11	12,680	10.40

v.	Evogene’s subsidiaries maintain share option and incentive plans with similar terms and conditions. During the six months ended June 30, 2025, Evogene’s subsidiaries approved to grant their employees, directors and consultants 16,500 options. The fair value of the options determined at their grant date using the binomial model was approximately $46. No options were granted during the six months ended June 30, 2026.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: - SHARE-BASED COMPENSATION (Cont.)

The following table summarizes the number of share options, the weighted average exercise price, and the changes to the number of outstanding options held by employees, consultants and directors of Evogene’s subsidiaries under the subsidiary option plans as of June 30, 2026 and June 30, 2025 and during the periods then ended:

	2026		2025
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	337,051	1.29	1,718,194	2.06
Granted	-	-	16,500	1.00
Exercised	-	-	-	-
Forfeited/Expired	(136,771)	1.27	(63,103)	2.65

Outstanding on June 30,	200,280	1.31	1,671,591	1.57

Exercisable on June 30,	141,468	1.38	1,168,344	1.88

The fair value of Company's subsidiaries’ share options granted to employees, directors and consultants for the six months ended June 30, 2025 was estimated using the binomial model with the following assumptions:

2025

Dividend yield (%)	-
Expected volatility of the share prices (%)	76
Risk-free interest rate (%)	4.29
Suboptimal factor	2.0
Post-vesting forfeiture rate (%)	8-10

vi.	The total compensation cost related to all the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,
	2026	2025
	Unaudited

Cost of revenues	$-	$22
Research and development, net	3	140
Sales and marketing	28	72
General and administrative	62	211
Loss from discontinued operations, net	(10)	91

	$83	$536

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: - OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent company, Evogene, Evogene’s subsidiary AgPlenus Ltd., and the activities of Lavie Bio Ltd. that are classified as continuing operations. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd. The Human segment consists of certain activities of Evogene’s subsidiary Biomica Ltd. that are classified as continuing operations. The activities of Lavie Bio Ltd. and Biomica Ltd. classified as discontinued operations are presented separately under “Loss from discontinued operations, net” in the consolidated interim statement of profit or loss.

The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Ag-chemical products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds and grains to serve as a feedstock source for other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics.

Unallocated	-	Development activities related to the Company’s pharma operations, general development of enabling technologies for optimization and other corporate expenses.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

b.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2026

Revenues	$322	$106	$-	$253	$681

Operating loss	$(957)	$(572)	$-	$(3,858)	$(5,387)

Net financing expenses					$(1,741)

Share of loss from equity accounted investment					$(43)

Loss before taxes on income					$(7,171)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: - OPERATING SEGMENTS (Cont.)

c.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture (*)	Industry	Human (*)	Unallocated	Total
	Unaudited

For the six months ended June 30, 2025

Revenues	$551	$2,166	$-	$160	$2,877

Operating loss	$(2,728)	$(280)	$(377)	$(1,468)	$(4,853)

Net financing income (*)					$828

Share of loss from equity accounted investment					$(66)

Loss before taxes on income					$(4,091)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

d.	Major customers:

Detailed below are revenues from major customers each of which accounts for 10% or more, of total revenues:

	Six months ended June 30,
	2026	2025(*)
	Unaudited

Customer A (related to industrial segment)	-	71%
Customer B (related to industrial segment)	16%	-
Customer C (related to agriculture segment)	47%	15%
Customer D (related to unallocated segment)	14%	-

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

e.	Major contracts with customers:

During the six months ended June 30, 2026 and 2025, the Company did not enter into any collaboration agreements which amount to 10% or more of its total revenues for the period ended June 30, 2026 and June 30, 2025.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: - OPERATING SEGMENTS (Cont.)

f.	Geographical information:

i.	Revenues based on the location of the customers are as follows:

	Six months ended June 30,
	2026	2025(*)
	Unaudited

Europe	47%	20%
Israel	37%	9%
Africa	16%	71%

	100%	100%

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

ii.	The carrying amounts of non-current assets (property, plant and equipment and right of use assets) in Evogene’s country of domicile (Israel) and Africa, based on the location of the assets, are as follows:

	June 30, 2026	December 31, 2025 (*)
	Unaudited	Audited

Israel	97%	90%
Africa	3%	10%

	100%	100%

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

NOTE 9: - DISCONTINUED OPERATIONS

a.	On April 17, 2025, the Company’s Board of Directors approved an Asset Purchase Agreement among the Company, Lavie Bio Ltd., Taxon Biosciences Inc. and Dead Sea Works Ltd. (an affiliate of ICL), which closed on July 8, 2025, for cash consideration of approximately $18,714. Under the agreement, the assets transferred included Lavie Bio’s proprietary Biology Driven Design (BDD) technology platform, microbial bank, pipeline of advanced development programs, and current commercial product offerings. In addition, Lavie Bio’s core personnel transferred to ICL. Concurrently, Evogene has divested its MicroBoost AI Tech-Engine for Agriculture. Existing partner agreements were retained by Lavie Bio, with ICL entitled to certain future conditional proceeds. Concurrently, the parties amended the terms of an existing SAFE such that the transaction qualified as a Liquidity Event, resulting in a $10,000 cash repayment to ICL rather than conversion into shares, with no material change to the fair value of the SAFE. Following the sale of substantially all of Lavie Bio’s operating assets and the cessation of its ongoing operations, the above-mentioned activity was presented as a discontinued operation during the first half of 2025. During the current period, as the criteria for classification as a discontinued operation were met, the certain remaining activities of Lavie Bio were also classified as discontinued operations.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: - DISCONTINUED OPERATIONS (Cont.)

b.	On February 4, 2026, Biomica entered into an exclusive worldwide licensing agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd., or Lishan Biotech, for BMC128 (designated as LS-LBP-002 by Lishan Biotech), a microbiome-based therapeutic designed to enhance anti-tumor immune activity. This agreement grants Lishan Biotech exclusive rights (subject to reaching certain commercial milestones) to further develop, manufacture and commercialize BMC128, which was developed by Biomica. Pursuant to the terms of the licensing agreement, Biomica is eligible to receive development milestones payments upon progress of Lishan Biotech’s clinical trials and receipt of regulatory approvals, sales milestones payments, and royalties from Lishan Biotech’s sales of future products, subject to certain conditions set forth therein. Following the licensing of BMC128 to Lishan Biotech and the successful completion of Biomica’s Phase 1 clinical trial, Biomica concluded its research and development activities and is no longer conducting ongoing operations. Beginning in the second quarter of 2026, Biomica’s results are presented as discontinued operations in the consolidated interim statements of profit or loss, with comparative periods reclassified accordingly.

c.	The following data represents the operating results attributed to the discontinued operations:

	June 30,
	2026	2025(*)

Revenues	-	493
Cost of sales	-	123

Gross profit	-	370
Research and development, selling, general and administrative expenses	481	3,840

Operating loss	(481)	(3,470)
Finance expenses	(10)	(109)

Loss before taxes on income	(491)	(3,579)
Taxes on income	1	-

Loss after taxes on income	(492)	(3,579)

Loss from discontinued operations, net	(492)	(3,579)

Attributable to:
Equity holders of the Company	(465)	(3,040)
Non-controlling interests	(27)	(539)

	(492)	(3,579)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: - SUBSEQUENT EVENTS

During July and August 2026, the Company issued an additional 4,515,898 ordinary shares, under the ATM offering described in Note 1(c), at an average selling price of $0.542 per share, resulting in aggregate gross proceeds of approximately $2,450. During the same period, an additional 664 ordinary shares were issued upon the vesting of RSUs. As of August 31, 2026, the Company had 18,052,405 ordinary shares.